UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

Commission File Number 1-11008

NOTIFICATION OF LATE FILING

     (Check One):        ☐ Form 10-K          ☐ Form 11-K          ☐ Form 20-F          ☒ Form 10-Q

☐ Form N-SAR
           For Period Ended:   June 30, 2003
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
      For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of registrant   CATALINA MARKETING CORPORATION

Former name if applicable

Address of principal executive office (Street and number)
200 Carillon Parkway

City, state and zip code   St. Petersburg, Florida 33716

PART II
RULE 12b-25 (b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Catalina Marketing Corporation (the “Registrant”) is unable to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 in a timely manner because it has not yet completed its quarterly financial statements. The Registrant is reviewing certain revenue recognition timing matters in its core domestic business and in its business unit, Catalina Health Resource, in conjunction with Ernst & Young LLP, the Registrant’s independent auditors. The Registrant expects that resulting changes, if any, will not impact aggregate revenue, but may affect the timing of revenue recognition in fiscal year 2003, prior fiscal years or future fiscal years. Following resolution of these matters, the Registrant expects to complete any required changes to previously filed financial statements and to prepare its financial statements for fiscal 2003 and the first quarter of fiscal 2004. The Registrant cannot presently predict the time required to complete its review, the timing of the preparation of the required financial statements or the schedule of audit work to be completed by Ernst & Young.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Christopher W. Wolf	(727)	579-5218

(Name)	(Area Code)	(Telephone Number)

                                 (2)      Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☐ Yes                       ☒ No

                                             The Registrant’s Annual Report on Form 10-K for the year ended March 31, 2003 has not been filed.

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                                 (3)     Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes                      ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                 A reasonable estimate of the results cannot be made due to the reasons disclosed in Part III of this Form 12b-25.

CATALINA MARKETING CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 15, 2003	By:	/s/ CHRISTOPHER W. WOLF

Name: Christopher W. Wolf Title: Executive Vice President and Chief Financial Officer

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